

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 28, 2015

Daniel Solomita
Chief Executive Officer
First American Group Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, CA 90067

> **Re:** **First American Group Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed September 18, 2015**
> **File No. 000-54768**

Dear Mr. Solomita:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Description of Business

Overview of Loop Holdings, page 4

1.   Please disclose that you have not made any milestone payments under the Intellectual Property Assignment Agreement as of May 31, 2015.

Risk Factors

If we are not able to develop out business as anticipated…, page 10

2.   We reissue comment 12; please update your financial risk related disclosure through the period of May 31, 2015. In doing so, please disclose your net loss of $264,632.

Directors and Executive Officers, page 26

3.   Your disclosure for "Daniel Solomita" refers to Donald Danks. Please revise. In addition, we note from your response that Mr. Solomita owns and operates SMH Recycling, which is currently doing business as 8198381 Canada Inc. Please disclose his role with SMH Recycling pursuant to Item 401(e) of Regulation S-K.

4.   Please further revise the biography of Mr. Danks to state his principal occupation and employment during the past five years.

Market Information, page 32

5.   We note your response to comment 20. We continue to believe that the high and low closing bid prices that you provided are incorrect. Please revise.

Financial Statements as of and for the period ended February 28, 2015

Note 6 – Commitments and Contingencies

Accounting Treatment of the Consideration, page F-18

6.   We note your response to comment 22 and understand the shares were fully vested and non-forfeitable. We also note the consulting agreement is a twelve month agreement. Explain to us why you did not record $712,000, the value of consideration paid at the inception of the agreement, as a prepaid expense or revise your accounting for this and other similar agreements.

Note 9 - Subsequent Events

Entry into a Technology Transfer Agreement…, page F-21

7.   Please clarify, if true, that the cost recorded by the Company is the same as what was historically incurred by 8198381 Canada Inc. or advise us.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Thomas E. Puzzo